LAS VEGAS RAILWAY EXPRESS, INC
6650 Via Austi Pkwy # 140
Las Vegas, NV 89119

June 30, 2014

US Securities and Exchange Commission
Michael Clampitt
Senior Counsel
Division of Corporate Finance
Washington, D.C. 20549-0306

Re:	Form 10-K for the Fiscal Year Ended March 31, 2013
Filed July 1, 2013
Form 10-Q for the Quarterly Periods Ended
September 30, 2013 and December 31, 2013
Filed November 12, 2013 and February 12, 2014
File No. 000-54648

Dear Mr. Clampitt:

In attempting to clarify the Company’s treatments to the comments on your letter dated June 16, 2014, we have responded to your questions with the understanding that in the future we will take into account that we must provide detailed information and analysis were required.

Form 8-Ks Filed on March 5, 2014, March 19, 2014 and April 30, 2014

1.           It appears that several recently filed Form 8-K reports were not timely filed by the Company.  As examples only we note that:

•           while Mr. Michael Barron resigned from his position as President of the Companynd ratified the appointment of Ms. Penny White as President of the Company on February 11, 2014, you did not file your Form 8-K report until March 5, 2014;

•           while Mr. John H. Marino resigned on March 10, 2014 from his position as Director of the board of directors of the Company, you did not file your Form 8-K  report until March 19, 2014; and

•           while the Company entered into an Assignment and Use Agreement with Santa Fe Southern Railway, Inc. on April 23, 2014, you did not file your Form 8-K report until April 30, 2014.

For future filings, please note Form 8-K General Instruction B.1 that current reports on Form 8-K should be filed within four business days after the occurrence of the event.

Response:

In the future we will adhere to filing Form 8-K within four (4) business days after the occurrence of the event.

2.           We note that the Company has posted on its website a number of press releases announcing recent developments.  In particular, we note that:

•           in April 2014, the Company entered into a Securities Purchase Agreement with Ascendiant Capital Partners, pursuant to which Ascendiant will provide up to $1 million in capital to the Company;

•           in May 2014, the Company entered into an agreement with Santa Fe Southern Railway, Inc. pursuant to which the Company will operate certain of Santa Fe Southern Railway’s passenger and special events services; and

•           on May 20, 2014, the Company announced that it is moving two of its Club X Cars into service on the Santa Fe Southern Railway

We also note that disclosure of these recent developments has not been made pursuant to Form 8-K.  As noted in our comment 1 above, current reports on Form 8-K should befiled within four business days after the occurrence of the event.  Please advise.

Response:

Affirmatively, the Company shall file all current reports on Form 8-K to comply accordingly.

On June 23, 2014 the Company filed Form 8-K for an Agreement with Ascendiant Capital Partners and an Agreement with Santa Fe Southern Railway.

As it relates to the movement of the cars the Company shall file Form 8-K.

3.           As a related matter, we note your statement in the Company’s press release dated April 5, 2014 that the Company “currently represents 20 independent passenger rail companies.”  Please tell us what you mean by the term “represents”.  Also supplementally advise us of your agreements, understandings or arrangements with such companies and revise your future filings as appropriate. For a copy of the above referenced press release, see http://www.marketwired.com/press-release/x-train-holdings-otcqb-xtrn-inks-securities-purchase-agreement-with-ascendiant-capital-otcqb-xtrn-1899784.htm.

Response:

The Company shall remove all reference to “currently represents 20 independent passenger rail companies.”

4.           We note that your proposed disclosure under “Our Competitive Strengths,” provided in your response letter dated April 28, 2014, that your management team “has acquired over 10 companies and successfully integrated their revenue streams before.” Please revise future filings to describe such companies and the relevant transactions in greater detail. Also revise to clarify what you mean by the term “successfully integrated their revenue streams” and remove any promotional statements, as appropriate.

Response:

We believe the following strengths will allow us to acquire prospective privately owned passenger rail operators throughout the US and consolidate them under one brand – X Train.

We are a licensed travel agency and can book tickets for numerous clients. As a licensed travel agency, we have access to numerous travel portfolios including virtually all passenger rail companies. By booking tickets on these rail lines, the Company believe it would become a known resource and proficient in rail travel bookings. If acquisitions are made, the travel agency call center operated by the Company can increase sales of tickets to our owned properties.

Experienced Management and Board of Directors. We have an experienced  management team and board of directors comprised of both experienced industry professionals and successful entrepreneurs. Our CEO, Michael Barron has experience establishing and growing several companies over the past 30 years.  Mr. McPherson serves on the Board of Directors of CSX Corporation and has served as President/CEO of the Illinois Central Railroad, a Class 1 railroad and served as President/CEO of the Florida East Coast Railway.  Gilbert Lamphere also serves on the board of CSX Corporation.

Access to capital. Our team has raised over $20 million for the operations of the Company to date and has developed excellent relationships with the capital markets in the US. We believe we can raise capital for companies we acquire to grow their business under our umbrella.  However, there are no assurances that we will be successful in our capital raising efforts.  Since we have no revenues, we are dependent on continued access to additional debt and equity financing.  Inability to raise additional financing will have a material adverse impact on our business and operations.

5.           Please revise to provide the basis for your statement that the Company’s “approach is dramatically different and much lower cost than any competing concept.”  Refer to your draft disclosure under “Our Competitive Strengths – Low Equipment and Facilities Cost” provided in your response letter dated April 28, 2014.  Please delete this statement if you are unable to substantiate it.

Response:

The statement about “Our Competitive Strength” has been amended and we have deleted that statement.

The Company’s concept related to facilities is to seek acquisition candidates that maintain some form of maintenance repair facility at their local location thereby reducing costs.

6.           Please revise to explain what you mean by the term “[r]obust and sophisticated marketin engine,” which appears promotional.  Please delete this term if you are unable to substantiate it.

Response:

The Company has deleted the statement “[r]obust and sophisticated marketing engine.” on the form of 10-K.

7.           We note that you have not provided detailed disclosure regarding the principal term of the following agreements, understandings or arrangements:

•           Asset Purchase Agreement, dated January 21, 2010, between the Company and  Las Vegas Railway Express, a Nevada corporation;

•           Consulting Agreement between the Company and Transportation Management Services, Inc.;

•           Advisory Agreement between the Company and FlatWorld Capital;

•           Agreement with Mid America Leasing Company pursuant to which you acquired two leased cars;

•           agreement pursuant to which you have acquired railcars, “including municipalities where these cars are coming out of service”;

•           agreements in connection with your food and beverage services, including with Masterpiece Cuisine;

•           agreement in connection with your operations as a travel agency, including, without limitation, with third party rail operators; and

•           Liability insurance agreements

Response:

The Company will make certain that all agreements shall be duly noted on our next filing on Form 10-K.

•           On November 23, 2009, the Company entered into an Asset Purchase Agreement with Las Vegas Railway Express, a Nevada Corporation.  On January 21, 2010, by shareholder approval the Company acquired Las Vegas Railway Express for 1,000,000 shares of the Company’s stock, of which 200,000 were issued on April 23, 2010.  The remaining 800,000 shares were issued on August 15, 2012.

•           John H. Marino, a former Director of the Company through March 10, 2014, is a 100% owner of Transportation Management Services, Inc., a company that entered into consulting agreement with the Company. During the year ended March 31, 2013 Transportation Management Services, Inc. was issued 30,000 shares of common stock, as well as $13,500 in cash, which resulted in total consulting expense of $43,500.  During the year ended March 31, 2014, the Company issued Transportation Management Services, Inc. 13,125 shares of common stock as payment for services provided which resulted in consulting expense of $10,500.

•           Gilbert H. Lamphere, a Director of the Company, is a partner of FlatWorld Capital, a company that entered into Advisory Agreement with Las Vegas Railway Express, Inc.  As compensation FlatWorld Capital was issued 494,396 warrants which are exercisable into shares of common stock at exercise prices ranging from $2 to $11 per share.

•           The Company leases two of its railcars under an operating lease agreement for a 36 month period that provides for minimum monthly rental payments of $28,000 for both railcars.  Said lease expires on August 2016.  These railcars are owned by Mid America Leasing Company.

•           The Company owns outright a series of 16 Pullman bi-level passenger railcars.  These cars are planned for use in the deployment of cars on our future affiliatedroutes and acquired companies.  These cars are not in service and are located at the yards of Horicon, WI, Elk Grove, IL, and Madison, IL.

•           We currently have 12 employees.  Most of our train personnel will be classified as servers / entertainers and are expected not to be covered by any collective bargaining agreements. Our food and beverage personnel are expected to be provided on an outsourced basis by Masterpiece Cuisine.

•           The Company does not have an agreement in connection with the operations of the travel agency as one is not required but is the holder of an IATAN license which is all that is required to operate.

•           The Company does not have a liability insurance agreement but has a liability insurance policy.

8.           As a related matter, we note that in several places, your proposed disclosure includes references to numerous facilities related to your operations.  However, you have not provided any detailed disclosure regarding the principal terms of any agreements, understandings or arrangements pursuant to which the Company will utilize such facilities.  In particular, we note that:

•           under “Company Overview,” your proposed disclosure references your infrastructure consisting of, among other things, a call center and travel agency;

•           under “Train Equipment and Service,” your proposed disclosure references your "facilities in Indiana”; and

•           under “Maintenance Facilities,” your proposed disclosure states that the Company "plans to provide a national repair facility via its partnership with Xtreme Manufacturing, LLC of Las Vegas, Nevada,” which maintains shops/facilities in Elwood, Kansas, and Las Vegas, Nevada.

Please revise to disclose in greater detail the material terms and conditions of any agreements, understandings or arrangements relating to the bullets above.  Revise to provide the information required by Item 102 of Regulation S-K with respect to the same.  Also file any related agreements as an exhibit to your future Form 10-K filings.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

•           The call center and maintenance facilities were in the planning stages.  At this time, said maintenance facilities are no longer in the present business plan.  The Company is a duly licensed travel agency which has offices located at 6650 Via Austi Pkwy. Suite 140, Las Vegas, NV 89119.

•           The Company shall remove the statement that it has a “facilities in Indiana” on the filing form of 10-K.

•           The Company shall remove the statement that it has a “Xtreme Manufacturing LLC” of Las Vegas on the filing of Form 10-K

9.           Under “The Acquisition Targets,” we note that you have included a table listing the target routes of prospective candidates for acquisition by the Company. Please revise to disclose the status of any arrangements or discussions with such prospective targets.  If there are none, please include disclosure to such effect. Also include related risk factor disclosure, as appropriate.

Response:

At this time the Company is not in any discussions with said prospects.  These are only target routes of prospective candidates for acquisition.  The Company will revise to disclose none at this time.

10.           Notwithstanding prior comment 2 in our letter dated March 27, 2014, your proposed disclosure does not address several comments appearing in our letter dated February 10, 2014.  In particular, we note that you have provided a revised “Business” section.  However, prior comment 21 in our letter dated February 10, 2014 related to the related party transactions section and comments 24 to 28 in the same letter related to the MD&A section. You have not supplementally provided a draft of your proposed disclosures to be made in future filings in response to these comments. As previously requested, please provide a draft of your proposed disclosure and specifically key your individual responses to the above referenced comments.

Response:

The Company has revised the required in the filing on Form 10-K for the year ended March 31, 2014.  See revisions as follows:

In response to comment 21, 24 thru 28 letter dated February 10, 2014 as follows:

Comment 21:

•           Michael A. Barron, the CEO and President of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation, “Allegheny”.  The Company was indebted to Allegheny by a certain promissory note, dated January 6, 2009, of which Allegheny loaned the Company funds for working capital needs.   As of March 31, 2014 and 2013, the balance of the note was $0 and $124,301, respectively.  This note was included in liabilities of discontinued operations on the balance sheet. During the year ended March 31, 2014, the Company paid $124,301 to pay off principle balance and $27,272 for interest at the rate of 10%.

•           Joseph Cosio-Barron, former President, Secretary and Director of the Company is a 100% owner of CBS Consultants “CBS”, a Nevada Corporation.  CBS had a 22.9% ownership of Las Vegas Railway Express at the time of acquisition on October 1, 2009, the Company entered into a promissory note with Mr. Cosio-Barron for $86,709.  The Company converted 867,085 shares of the Company’s stock at $0.05 per share, resulting in a balance at March 31, 2014 and 2013 of $0 and $69,740, respectively.   This note was included in liabilities of discontinued operations on the balance sheet.  During the year ended March 31, 2014, the Company paid $69,740 to pay off principle balance and $14,592 for interest at the rate of 10%.

Comment 24:

•           The Company “Business Overview” section that “there is a market demand for a first class option to commuter rail service on multiple routes here in the US.  It is upon this model that the Company has focused its resources” has been amended in the filing of Form 10-K.

Comment 25:

•           The Company terminated all Agreements with Amtrak.  All revised filing on the Form of 10-K.

Comment 26:

•           The Company has revised the “construction process” on future filings.

Comment 27:

•           The Company leases two of its railcars under an operating lease agreement for a 36 month period that provides for minimum monthly rental payments of $28,000 for both railcars.  Said lease expires on August 2016.  These railcars are owned by Mid America Leasing Company.

•           The Company shall revise the statement of the routes from Los Angeles to Vegas Corridor in the filing of Form 10-K.

11.           Revise to disclose in greater detail your plans for integrating the railroad operations of the companies you purchase into the Company’s operations.  For example, do you plan to operate such operations with your current and/or future employees?  Will you partner with other rail operators for such operations?

Response:

The Company’s target acquisitions are primarily aimed at existing passenger rail an eexcursion railroads which are independently owned and operated.  Each railroad we plan to acquire has its own existing operational staff already in place and we intend to supplement that staff with resources in terms of marketing support, sales support, technical support and social media support.  We plan to consolidate costs in the areas of accounting where possible, using our corporate accounting resources to manage that function.  At this time, the Company have not entered into any significant discussions.  The Company will file Form 8-K once we have secured an interest party.

12.           It appears that in your proposed disclosure, you have removed the references to your previously proposed service between Los Angeles and Las Vegas.  We also note that in your prior response letter dated February 13, 2014, your response to prior comment 8 indicated that the “Company at this juncture is not pursuing the proposed service between Los Angeles and Las Vegas.” However, this does not appear consistent with your website, which continues to reference the proposed service between Los Angeles and Las Vegas.  For example, see http://www.vegasxtrain.com/proposed-schedule.html and http://www.vegasxtrain.com/vegas-x-train.html.  Please advise and/or provide a draft of your revised disclosure, as appropriate.

Response:

The Company has corrected the website because the Company at this juncture is not pursuing the proposed service between Los Angeles and Las Vegas.

13.           As a related matter, we note that you have removed the references to any agreement or memorandum of understanding with Amtrak in your revised disclosure.  Please advise the staff whether you currently have or expect to enter into any agreements, understandings or arrangements with Amtrak.

Response:

All agreements have been terminated with Amtrak.

Sincerely,

/s/Wanda Witoslawski
Wanda Witoslawski
Chief Financial Officer

cc:           Michael A. Barron
File